SOFTWARE LICENSE AND SERVICES AGREEMENT

This Software License and Services Agreement (this "**Agreement**") is entered into as of this 23 day of FEBRUARY, 2005 (the "**Effective Date**") by and between Pixology Software Limited, whose registered office is at 20 Priestley Road, Surrey Research Park, Guildford, GU2 7YS ("**Pixology**"), and Boots Stores Limited ("**Boots**"), whose registered office is at 1 Thane Road West Nottingham NG2 3AA.

WHEREAS, Pixology is a provider of digital imaging software and related services for the production of printed photographs from digital images and for the sharing of digital images; and

WHEREAS, Boots desires to obtain certain licenses to Pixology software for its own internal use and for distribution to customers of Boots and related services, and Pixology desires to grant Boots such licenses, and provide certain services required to operate certain of the software, provide printed photographs and share digital images.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. **Term.** The term of this Agreement shall commence on the Effective Date and shall continue in effect thereafter, unless terminated in accordance with the terms of this Agreement (the "**Term**").

2. **Terms of Agreement.** Incorporated into this Agreement by reference are the terms and conditions set forth in the Standard Terms and Conditions attached hereto as Attachment A, the identification and description of the Licensed Software attached hereto as Attachment B, the description of the Services attached hereto as Attachment C, the Fee Schedule attached hereto as Attachment D, the End User Agreement attached hereto as Attachment E, and the other attachments indicated herein.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Date.

PIXOLOGY SOFTWARE LIMITED

Pixology Software Limited
20 Priestly Road
Surrey Research Park
Guildford, Surrey GU2 7YS
England

Phone: 01483 301970
Fax: 01483 304961

Signature
Yuval Yashiv
CEO

BOOTS STORES LIMITED.

Boots Stores Limited
1 Thane Road West
Nottingham
Nottinghamshire NG2 3AA
England

Phone: 0115 9593553
Fax: 0115 9593314

Signature: S Fennell
Print Name: S FENNELL
Title: COMPANY SECRETARY

Approved for Signature J. T. [illegible]

ATTACHMENT A

STANDARD TERMS AND CONDITIONS

This Attachment is part of the Software License and Services Agreement between Pixology Limited and Boots Stores Limited. to which this Attachment is attached.

1. Definitions.

The words and phrases expressed in this clause 1 shall have the following meanings within this Attachment and all other parts other than Attachment E of the Software License and Services Agreement between Pixology Limited and Boots Stores Limited

1.1. "Associated Company" means in relation to the particular party hereunder, a company in which the particular company directly or indirectly owns shares carrying 50% or more of the voting rights or which itself directly or indirectly owns 50% or more of that particular company's voting rights.

1.2. "**Documentation**" means any and all user guides, manuals, technical specifications and other written materials or instructions that Pixology provides to Boots and that relate to operation of the Licensed Software.

1.3. "**Boots Marks**" means the trademarks, logos, trade names, and service marks of Boots and its Associated Companies.

1.4. "**End User**" means an individual who (i) uses a version of Picture Suite uploaded from a CD-Rom obtained from Boots or that was downloaded from the Website; or (ii) uses a version of Online Photo Centre and (iii) obtains a right to use the applicable Licensed Software pursuant to the terms and conditions of an End-User Agreement or similar terms and conditions.

1.5. "**End User Agreement**" means the license agreement attached hereto as Attachment E (as may be amended by Pixology in its sole discretion, from time to time) that governs the use of the Services and Licensed Software by End Users and which must be accepted by an End User before such End User is permitted to use the Licensed Software and the Services.

1.6. "**Gross Revenues**" means the total revenues received by or on behalf of Pixology in respect of Transactions (including VAT) in any calendar month during the term of this Agreement.

1.7. "**Internet Payment Service**" means the secure on-line card payment authorisation and settlement service in respect of Transactions.

1.8. "**Launch Date**" means 24th March 2005 or such other date as shall be agreed between the parties.

1.9. "**Licensed Software**" means, collectively, Online Photo Centre, Picture Suite, Net Prints and Pmail.

1.10. "**Marks**" means the Pixology Marks and/or the Boots Marks, as applicable.

1.11. "**Net Prints**" means the Pixology software program identified as Net Prints and further described in Attachment B attached hereto.

1.12. "**Online Photo Centre**" means the Pixology software program identified as Online Photo Centre and further described in Attachment B attached hereto

1.13. "**Pmail**" means a Pixology proprietary picture email that is generated by the applicable Licensed Software and sent for viewing pictures.

1.14. "**Picture Suite**" means the Pixology software program identified as Picture Suite and further described in Attachment B attached hereto.

1.15. "**Pixology Account**" means the account controlled by Pixology into which payments in respect of Transactions will be deposited.

1.16. "**Pixology Intellectual Property**" means all worldwide intellectual property rights (including rights under patents, patent applications, trade secret laws, trademark law and copyright laws) in the Pixology Marks, the Licensed Software, and the Documentation.

1.17. "**Pixology Marks**" means the trademarks, logos, trade names, and service marks of Pixology relevant to the Licensed Software, Documentation and Services of Pixology provided to Boots under this Agreement.

1.18. "**Run Off Period**" means the period of 30 days commencing on termination of this Agreement.

1.19. "**Service Levels**" means the benchmarks and standards according to which the Services will be rendered as set out in Attachment G.

1.20. "**Services**" means the software technical support and other services to be provided by or on

behalf of Pixology to Boots, as further described on Attachment C attached hereto.

1.21. **"Territory"** means the United Kingdom.

1.22. **"Transaction"** means a retail transaction concluded in respect of an order requiring the Services placed by an End User.

1.23. **"Website"** means the Pixology site or sites on the World Wide Web used by End Users to access certain Licensed Software, which site shall be linked from **www.boots.com** unless Boots notifies Pixology in writing that it intends to use a different linking site or additional sites.

2. Grant of License; License Restrictions.

2.1. Licensed Software.

2.1.1 Term License. Subject to Boots' undertaking to pay all applicable fees and to comply with the terms and conditions contained in this Agreement, Pixology hereby grants to Boots a non-exclusive, non-transferable (except as indicated herein), license commencing on the Effective Date of this Agreement and continuing for two (2) yearsand continuing thereafter unless or until terminated by either party on no less than 4 months prior written notice given to the other party, to the following Licensed Software, in object code only, for the following purposes:

(a) Use of Net Prints. To access and internally use Net Prints to the extent necessary to produce and share photographs for End Users.

(b) PMail. To produce and send digital images to End Users.

(c) Use of Online Photo Centre. To produce, share, store and print photographs for End Users.

(d) Picture Suite. To distribute and reproduce (in CD-ROM format), Picture Suite to End Users and prospective End Users solely via CD-ROM or the Website.

2.2. License Restrictions. Boots agrees not to: (i) decompile, disassemble, or reverse engineer the Licensed Software; (ii) modify, enhance, change, alter or create any derivative works (including, without limitation, translations, transformations, adaptations or other recast or altered versions) of any or all of the Licensed Software and/or Documentation (other than as indicated in the Documentation or reasonably required for use of the Licensed Software (such as creating pictures and internal training/use materials)); (iii) merge the Licensed Software with any other photo-imaging software other than as expressly set forth in the Documentation or otherwise authorised by Pixology in writing; (iv) use, copy, sell, sublicense, lease, rent, loan, assign, convey or otherwise transfer the License Software and/or Documentation except as expressly authorised by this Agreement or Pixology in writing; (v) distribute, disclose or use the Licensed Software and/or Documentation, in any format, through any timesharing service, service bureau, network or by any other means, to or by any third party, except to promote, distribute and otherwise use the Licensed Software and Services as intended hereunder and pursuant to the Documentation; (vi) encourage any third party (including End Users) to do any of the foregoing. It is acknowledged that Boots may permit its agents (including without limitation those employees and consultants of its Associated Companies) to use the Licensed Software on its behalf under the terms of this Agreement.

2.3. Trademarks. Subject to the terms and conditions of this Agreement and during the Term of this Agreement, Boots is hereby granted a personal non-exclusive, non-transferable (except as indicated herein), royalty-free license to use, reproduce, distribute, publicly perform, publicly display and digitally reproduce Pixology's Marks for the limited purpose of marketing, using, promoting and distributing the Licensed Software pursuant to the terms and conditions of this Agreement, and for preparing any materials that may be used in connection with such marketing and distribution. Boots agrees that any and all Licensed Software packaging created by Boots for End Users shall contain a Pixology logo and the phrase "Powered by Pixology" or such other identifying information as may be reasonably approved in advance by Pixology (oral references, marketing materials, and other materials not described in this sentence expressly do not require a Pixology logo or the "Powered by Pixology" reference). Other than as expressly provided under this Agreement, Pixology may not use Boots Marks or Boots' name or logos without Boots' prior written approval. Each party will at all times use the Marks in accordance with any and all reasonable standards for such use that are contained in this Agreement or provided to such party in writing from time to time during the Term. Without limiting the foregoing, each party shall use reasonable efforts so that its use of the

other party's name and Marks does not disparage the good name and reputation of such other party. Each party agrees that it will not, either during or following the Term of this Agreement, attack, oppose, attempt to cancel or otherwise challenge in any manner or in any forum the other party's ownership and interest in and to any of their respective Marks (including the goodwill associated with such Marks).

2.4. All Rights Reserved. Except for the limited license rights expressly granted in this Agreement, Pixology reserves all rights in and to the Licensed Software and Documentation and any modifications thereto, including title, ownership and intellectual property rights. Boots will own only the physical media on which the Licensed Software and Documentation are stored, if any.

2.5. Copyright And Other Proprietary Notices. Boots shall not remove or alter any copyright, trademark, confidentiality and/or any other reasonable proprietary rights notices, legends, and/or labels appearing on Licensed Software and Documentation provided to Boots and/or End Users under this Agreement.

2.6. Acceptance. Pixology shall deliver to the agreed Boots representative the Licensed Software on or before 15th February 2005 for installation on to each of Boots' in-store servers and shall. Such Licensed Software will be deemed accepted, unless Pixology receives from Boots a written rejection notice indicating in sufficient detail the failure of the Licensed Software to conform to its description herein or the Documentation in any material respects ("Rejection Notice") within 30 (30) business days of delivery or launch of the on-line Service, whichever is the later. If Boots provides Pixology a Rejection Notice in accordance with this Section, then Pixology's sole obligation and Boots's sole and exclusive remedy for such failure to conform shall be for Pixology to promptly correct the failure identified in the Rejection Notice or as otherwise expressly provided for in this Agreement. Unless otherwise agreed by Boots in writing, Pixology shall commence the soft launch of the on-line Service on or before 10th March 2005, launch that Service publicly on the Launch Date and then by 31st May 2005 launch Phase 2 of the Services (as described in detail in Attachment B).

2.7. Pixology's System. Pixology shall operate and maintain its data storage and system in good working order with access to the End User data and the system restricted to authorised employees of Pixology, Pixology contractors (including any third party hosting provider) and Boots. Pixology shall undertake and perform commercially reasonable measures to maintain the security, confidentiality and integrity of all End User data, work product and other proprietary information transmitted through or stored on its system or the Licensed Software, including, without limitation: (i) firewall protection; (ii) protection from network attack and other malicious, harmful or disabling data, work, code or program which meets the standards customarily used in the industry; and (iii) encryption and other technical protections relating to data transmission and storage which meet the standards customarily used in the industry. Pixology shall have disaster recovery, back-ups and contingency planning, equipment, software and connections which meet the standards customarily used in the industry. Pixology shall use commercially reasonable efforts to maintain the availability of and access to its system as related to the Licensed Software and this Agreement at all times throughout the Term.

3. Intellectual Property Rights.

3.1. Ownership. Subject to the rights granted to Boots under this Agreement, all right, title and interest in and to the Pixology Intellectual Property are and will remain at all times the sole and exclusive property of Pixology, and any and all rights of third parties who have licensed materials to Pixology for use in the Licensed Software are and will remain at all times the sole and exclusive property of such third parties. In addition, Boots hereby acknowledges that, as between Pixology and Boots, the Pixology Marks are the sole and exclusive property of Pixology, and all right, title and interest in and to the Pixology Marks belongs to and remains with Pixology (including any related goodwill associated therewith). Pixology hereby acknowledges that, as between Boots and Pixology, (a) the Boots Marks and (b) all copyright and design rights in the "brand look and feel" (including without limitation logos, trade marks, colours and fonts but excluding, for the avoidance of doubt, functionality, workflow and basic user interface) of those pages within the Website used by End Users to access certain Licensed Software by way of a link from **www.boots.com** or such linking site as Boots may notify to Pixology in writing from time to time are the sole and exclusive property of Boots, and all right, title and interest in and to the Boots Marks belongs to and remains with Boots (including any related goodwill associated therewith).

4. Termination.

4.1. Termination for Breach of License or Marks. If Boots uses the Licensed Software (or any portion thereof), or if either party uses the other's Marks, in a manner outside of the scope of the rights granted under Section 2 of this Agreement, and such party fails to cease such use as soon as it reasonably can in the circumstances upon receipt of written notice thereof, then the non-breaching party shall be entitled, without affecting any other rights and remedies it may have at law or in equity, to terminate this Agreement immediately upon written notice.

4.2. Termination for Service Level Failure or Failure of Software.

Boots shall be entitled, without affecting any other rights and remedies it may have at law or in equity, to terminate this Agreement immediately upon written notice to Pixology if (a) Pixology fails to achieve the Service Levels in any 3 consecutive months and Pixology, having been given 5 days written notice thereof by Boots, then fails to achieve the Service Levels for the period of 7 days following receipt of that notice; or (b) the Licensed Software is materially defective, notwithstanding the other provisions of this Agreement and Pixology and/or its agents cannot remedy such defect within 28 days of receiving notification of the defect.

4.3. Other Events of Termination. (a) In addition to the rights set forth in Section 5.1, either party shall be entitled to terminate this Agreement, by giving the other party written notice thereof setting forth the effective date of termination, if the other party (i) commits a material breach of any of the terms and conditions of this Agreement, which breach continues for more than thirty (30) days after receipt of written notice thereof; or (ii) commits a material breach of any of the terms and conditions of this Agreement in a manner that cannot be remedied.

(b) Either party may terminate this Agreement upon written notice to the other if the other party makes an assignment for the benefit of creditors, or commences or has commenced against it any proceeding in bankruptcy, insolvency, or reorganization pursuant to bankruptcy laws, and such petition is not dismissed within sixty (60) days of filing.

4.4. Effect of Termination. Upon any expiration or earlier termination of this Agreement other than by Pixology pursuant to clause 4.3 above: (i) notwithstanding anything else herein, Boots shall continue to have all right to process images accepted for processing prior to termination and Pixology will for the Run Off Period continue to provide the Services in respect of the same and to provide to Boots such information as is required to be provided to Boots during the term of this Agreement relating to Transactions processed during the Run Off Period; (ii) subject to the foregoing, all licenses granted to Boots to the Licensed Software and Documentation will automatically terminate, and Boots agrees to promptly return to Pixology all copies of the Licensed Software (except those on CD ROMs purchased by Boots – which copies shall be destroyed), Documentation and related materials in Boots's possession, to erase or otherwise remove all such items from Boots's computers and storage devices, to cease all use of the Licensed Software, and immediately to cease distribution of Picture Suite in both electronic and tangible formats. Upon request, Boots will certify in writing its compliance with this Section. Upon termination or expiration of this Agreement for any reason, each party (subject to the foregoing) shall promptly return to the other or at its option destroy all copies of all documents and other materials to the extent they contain or embody any of the other party's Confidential Information in its possession.

4.5. Each party will, subject to any reasonable third party commitments by which either party shall be bound upon termination, cease any joint marketing and/or promotions and use of the other party's Intellectual Property and return to the other party immediately all materials which may have been provided by the other party for this purpose.

4.6. : Each party shall as soon as is reasonably practicable remove the other's intellectual property from any materials relevant to this Agreement in their possession save insofar as continued use may be necessary during the Run Off Period.

4.7. At the end of the Run Off Period Pixology shall (a) deal with the monies in the Pixology Account in accordance with clause 5.1 below; and (b) either itself or shall procure the transfer to Boots of all Data relating to End Users acquired in the course of this Agreement which it is not otherwise entitled to or required by law to retain.

4.8. Expiry or termination of this Agreement shall be without prejudice to any other rights which either party may have under this Agreement and without prejudice to any rights which either party may have that accrued prior to the date on which the termination takes effect.

5. Invoicing and Payment; Audit Rights.

5.1. Invoicing and Payment. within 3 Business Days of the end of each calendar month during the term of this Agreement, Pixology shall submit to Boots a statement of account of all Transactions relating to the calendar month just ended and at the same time invoice Boots for all fees and other charges as provided in Attachment D or elsewhere in this Agreement. All fees and other charges are due within thirty (30) days from the date of Pixology's invoice following the applicable event triggering the charge and Pixology shall within this 30 day period withdraw from the Pixology Account a sum equal to the amount then due and remit to Boots the balance of the Gross Revenues then held. Boots shall pay all fees and other charges not disputed in good faith when due. So long as each of the following charges have been pre-approved by Boots in writing in each specific instance, such invoices may also include, as applicable, packing, delivery and insurance charges incurred by Pixology in connection with delivering the Licensed Software and Services to Boots.

5.2. Taxes. All fees and amounts payable under this Agreement are exclusive of taxes and duties. Boots shall be solely responsible for, and shall pay any and all taxes and duties (other than those on Pixology's income) that are applicable to this Agreement and to the Licensed Software, and Services provided hereunder.

5.3. Expenses. Except as expressly set forth herein, each party will be responsible for its own expenses in connection with all matters relating to this Agreement.

5.4. Late Charges. Any overdue and unpaid amount due from one party to the other not disputed in good faith will bear interest, compounded at two percent above the base lending rate of National Westminster Bank Plc from time to time or the maximum rate allowed by applicable law, whichever is less. Pixology may suspend performance of Services for which payment is overdue and not disputed in good faith until such overdue amounts are paid in full.

5.5. Audit. At Pixology's request and upon reasonable prior written notice, Pixology will have the right to inspect and audit Boots's compliance with this Agreement during normal business hours, but no more than once annually. Such audit will not unreasonably interfere with Boots's operations or business. Boots will reasonably cooperate with the audit, and will grant assistance and access to required records, materials and equipment. If an audit reveals that Boots possesses or at any time possessed unlicensed copies of the Licensed Software or use of the Licensed Software beyond the license terms and conditions set forth in this Agreement, Boots will pay Pixology the applicable license fees immediately upon request. At Boots's request and upon reasonable prior written notice, Boots will have the right to inspect and audit Pixology regarding invoices, End User use, and compliance with this Agreement during normal business hours, but no more than once annually. Such audit will not unreasonably interfere with Pixology's operations or business. Pixology will reasonably cooperate with the audit, and will grant assistance and access to required records, materials and equipment.

6. Representations and Warranties.

6.1. Representations and Warranties. (a) Each party represents, warrants and covenants that (i) it is a legal business entity duly organized and validly existing in good standing under the laws of the jurisdiction of its formation, (ii) it has full power and authority to enter into and perform this Agreement; (iii) by entering into this Agreement, it does not violate any agreement existing between it and any other person or entity; (iv) it will comply with all applicable laws, rules, and regulations in performance of its duties hereunder; and (v) the person signing this Agreement on its behalf has been properly authorised and empowered to do so.

(b)Pixology represents, warrants and covenants that: (i) it shall perform the Services with reasonable skill and care, in accordance with industry standards and practices, and using suitably qualified and trained personnel; (ii) the Licensed Software shall perform materially as indicated in this Agreement and the applicable Documentation; (iii) the End User data and images shall not be altered in any way by Pixology which frustrates the intended use thereof (notwithstanding this, it is accepted by the parties that images will be resized by the Licensed Software as indicated in the Documentation to ensure optimal performance); and (iv) it shall comply with all applicable law related to the transactions to be performed hereunder (v) it shall comply with its obligations as a data processor as set out in Attachment F (vi) it shall comply with the Data Protection Act 1998 in connection with this Agreement generally and procure its agents and sub-contractors to comply with such provisions

similarly and shall not by any act or omission put Boots in breach of such Act (vii) it shall have reasonably adequate procedures in place to ensure that when processing Boots' orders and producing prints Pixology complies with the provisions of the Photo Marketing Association International: (a) Photo Industry Copyright Guidelines (April 2000 version); and (b) Guidelines relating to the processing of potentially indecent, obscene photographs and other dubious material (April 2000 version); and that Pixology takes all reasonable steps to implement such procedures throughout the term of the agreement and shall revise such procedures to reflect any subsequent or amending guidelines. (vii) at the Launch Date and thereafter during the Term it shall operate a firewall reasonably adequate for the protection of all Data and the integrity of the Internet Print Service which is consistent with industry practice.

(c) Boots represents, warrants and covenants that: it has (and will maintain at all times during the Term) reasonably adequate procedures to ensure that when writing the End User's images onto media and producing prints it complies with the provisions of the Obscene Publications Acts 1959 and 1964; the Protection of Children Act 1978; the Copyright Designs and Patents Act 1988; and legislation relating to registered designs; and agrees that it shall take all reasonable steps to implement such procedures and revise such procedures to reflect any subsequent or amending legislation or the terms of any other legislation that may be enacted relating to obscene or pornographic material or material which is protected by copyright and/or design rights.

6.2. Disclaimer. Except as expressly provided herein, the licensed software, documentation and services are provided "as is" without warranty of any kind, express or implied, including, without limitation, any implied warranty of merchantability, fitness for a particular purpose, and any implied warranties arising from statute, course of dealing, course of performance or usage of trade, and Pixology and its third party suppliers expressly disclaim such warranties. Pixology and its third party suppliers do not represent or warrant that the licensed software, documentation or services will satisfy Boots's or any end user's particular needs.

7. Indemnification.

7.1. Indemnity from Pixology. Pixology agrees to indemnify, hold harmless and defend Boots and its officers and employees from and against any and all actions, claims, penalties, and expenses arising from or relating to: (i) any gross negligence or willful misconduct of Pixology; (ii) any allegation that the Licensed Software infringes a third person's patent or copyright or other intellectual property right; and (iii) each breach by Pixology of any warranty given hereunder other than under clauses 6.1(b)(i), (ii), (iii), (v) and (vii). In the event of any claims under this Section, Boots will: (i) notify Pixology promptly of such claims; (ii) permit Pixology to control the defense (so long as Pixology diligently pursues such defense) and/or settlement for any third party claim, and (iii) provide Pixology with reasonable assistance and information for defense or settlement, at Pixology's expense.

7.2. Indemnity from Boots. Other than those matters subject to Section 7.1.1, Boots agrees to indemnify, hold harmless and defend Pixology and its officers, and employees from and against any and all actions, claims, penalties and expenses arising from or relating to (i) any gross negligence or willful misconduct of Boots; and (ii) each breach by Boots of any warranty hereunder. In the event of any claims under this Section, Pixology shall: (i) notify Boots promptly of such claims; (ii) permit Boots to control the defense (so long as Boots diligently pursues such defense) and/or settlement for any third party claim, and (iii) provide Boots with reasonable assistance and information for defense or settlement, at Boots's expense.

7.3. Exceptions. Pixology will have no defense or indemnity obligation pursuant to Section 7.1 to the extent that is caused by or results from: (a) the unauthorised combination, operation or use of the Licensed Software and/or Documentation with products or services not supplied by Pixology; (b) modifications made to the Licensed Software and/or Documentation by any person or entity other than Pixology unless authorised in writing by Pixology; (c) Boots's use of the Licensed Software not in accordance with this Agreement and the Documentation; (d) Boots's failure to use any new or corrected versions of the Licensed Software and/or Documentation made available by Pixology; or (e) Licensed Software or Documentation that has been modified by or on behalf of Pixology in accordance with Boots's technical specifications.

7.4. Remedial Measures. If the Licensed Software licensed to Boots under this Agreement is enjoined or is likely to be enjoined, Pixology, at its option and expense, will: (a) procure for Boots a license to continue to use the Licensed Software in accordance with this Agreement; (b) modify the

allegedly infringing portion of the Licensed Software to avoid the infringement without loss of material functionality, or (c) if neither of the foregoing options is feasible (as determined by Pixology) terminate this Agreement in its entirety upon notice to Boots, in which case Boots will return all copies of the Licensed Software in Boots's possession, erase or otherwise remove all Licensed Software from Boots's computers and storage devices, cease all use of the Licensed Software, and immediately cease distribution of Picture Suite in both electronic and tangible formats, all at Pixology's expense.

8. Limitation of Liability.

8.1. Limitation of Liability. Neither party hereto shall be liable to the other party for any consequential, incidental, or indirect damages, including without limitation damages arising out of or in connection with any loss of profit, or loss of business or anticipatory profits, even if such party has been apprised of the likelihood of such damages; and neither parties' aggregate liability under this agreement shall exceed the greater of £100,000 or the total fees paid to Pixology during the one (1) year period preceding the date of the event giving rise to the claim. Neither party shall have any liability to the other regarding end users use or misuse of the licensed software or other actions or omissions of end users.

8.2. Notwithstanding the foregoing, neither party excludes or limits liability to the other party for death or personal injury arising from its negligence or that of its agents and employees or from fraudulent activity or for breach of its obligations under clause 9 below.

8.3. For the avoidance of doubt, no provision in this Agreement shall have the effect of removing or reducing any equitable remedies available to either party for any default, including, but not limited to a party's right to seek an order for specific performance from the other party.

9. Confidentiality.

9.1. Confidential Information. The term "Confidential Information" means information, in written or other form, which is related to the business of the discloser, including without limitation trade secrets and other technical, business, product, computer programs, marketing and financial information, customer information, development plans and any similar data. The Licensed Software (in object and source code form) and Documentation are expressly the Confidential Information of Pixology. Confidential Information does not include materials or information that: (i) was lawfully obtained prior to disclosure by the disclosing party and without breach of any obligation of confidentiality; (ii) is in or enters the public domain without breach of any obligation of confidentiality; or (iii) was independently developed by the receiving party without use of or reliance on Confidential Information of the disclosing party. Confidential Information does not include the existence of this Agreement, but does include the terms hereof, and both parties are expressly permitted to reference this relationship in any securities document or as otherwise deemed required or advisable under applicable laws, rules and regulations.

9.2. Obligations With Respect To Pixology Confidential Information. Other than as reasonably necessary to promote and distribute the Licensed Software and Services as intended hereunder, Boots agrees to keep Confidential Information of Pixology strictly confidential, to avoid disclosing such Confidential Information to any third parties without the prior written consent of Pixology, and to use such Confidential Information only in connection with Boots's use of the Licensed Software and Services and performance of this Agreement, and for no other reason.

9.3. Obligations With Respect To Boots Confidential Information. Pixology agrees to keep Confidential Information of Boots strictly confidential, to avoid disclosing such Confidential Information to any third parties without the prior written consent of Boots, and to use such Confidential Information only in connection with Boots's use of the Licensed Software and Services and performance of this Agreement, and for no other reason.

9.4. Injunctive Relief. Each party acknowledges and agrees: that the Confidential Information of the other party (the "disclosing party") is of a special and unique character; that the unauthorised use or disclosure of any Confidential Information of the disclosing party would constitute a material breach of this Agreement; that the interests of the disclosing party in and to such confidential information may be irreparably harmed by the unauthorised use or disclosure of such Confidential Information; and that money damages may not be sufficient to compensate the disclosing party for any such unauthorised use or disclosure. Accordingly, each party agrees that, in addition to any other remedies available to a disclosing party

at law or in equity or under this Agreement and notwithstanding the requirements of Section 11.5 below, the disclosing party shall be entitled to specific performance, injunctive relief and other equitable relief to prevent any actual or threatened use or disclosure of the disclosing party's Confidential Information.

10. Boots Responsibilities. Boots shall be responsible for abiding by all applicable law in respect of printing and distributing copyright images and illegal photographs, including but not limited to pornographic images. Boots shall be responsible for any claims made by its customers in respect of photographic services to the extent caused by Boots. Boots agrees to perform all services related to digital imaging and printing of photographs for End Users with due care. Boots shall be responsible for ordering, installing, maintaining, proper functioning of and paying for, any communications connections between its stores and systems and the world-wide web to link with Pixology's systems (which shall not be unreasonably materially changed by Pixology) to send and receive data.

11. Miscellaneous Provisions.

11.1. Notices. Notices permitted or required hereunder shall be in writing and shall be delivered personally, by nationally recognized overnight courier, charges prepaid, or by registered or certified mail, return receipt requested, postage prepaid, and properly addressed to the offices of the respective party at the address set forth by the parties' signatures, or such other address as one party may notify the other of in writing from time to time.

11.2. Force Majeure. Except for payments of fees and other charges due under this Agreement, neither party shall be held responsible for any delay or failure in performance of any part of this Agreement to the extent such delay or failure is caused by any cause beyond its control, including but not limited to fire, flood, explosion, war, strike, embargo, governmental action or failure to act, the act of any civil or military authority, act of God, inability to secure material or transportation facilities, acts or omissions of carriers, power outages, and computer failures. Each party will give the other prompt notice of any delay and shall use all reasonable efforts to remedy such event and to recommence performance as soon as practical after the event has ended.

11.3. Relationship of the Parties. The relationship of the parties under this Agreement is one of independent contractors and no agency, partnership, joint venture or similar relationship is created hereby. Neither party shall have any authority to assume or create obligations on the other party's behalf, and neither party shall take any action that has the effect of creating the appearance of its having such authority. Boots will make no promises, assurances, representations, or warranties to End Users or prospective End Users concerning Pixology or the Licensed Software or Services, other than those in the Documentation or otherwise made by Pixology.

11.4. Employees. As between Boots and Pixology all individuals involved in the provision of Services under this Agreement are and shall remain employees of Pixology during the term of this Agreement and Pixology shall at all times remain responsible for meeting all and any obligations and commitments to such employees which it may have entered into before the termination of this Agreement.

11.5. Dispute Resolution. With respect to any dispute or controversy arising out of or relating to this Agreement that is not subject to the terms of Section 9.4 or 11.5 below, the parties agree that such dispute or controversy first will be submitted to representatives designated by an executive officer of each party, who will endeavor in good faith to resolve the dispute. If the representatives have not resolved the dispute within thirty (30) days after their first meeting or discussion concerning the dispute, either party may exclusively apply to the English courts to resolve the dispute.

11.6. Right to Seek Relief. Nothing contained in Section 11.4 above will in any way limit (a) Pixology's right to seek immediate relief at law or in equity to prevent any unauthorised use of the Licensed Software, the Pixology Marks, or the Pixology Intellectual Property; or Boots's right to seek immediate relief at law or in equity to prevent any unauthorised use of its name or the Boots Marks, or (b) either party's right to seek immediate relief to prevent or enjoin any actual or threatened unauthorised use or disclosure of any of its Confidential Information.

11.7. Waiver. The waiver, modification, or failure of a party to insist on any of the provisions of this Agreement shall not void, waive, or modify any of the other provisions or be construed as a waiver of that party's right to performance in the future of any such provision.

11.8. UCITA. Boots and Pixology hereby acknowledge and agree that any provisions of any state law adopting exactly or in modified form the Uniform Computer Information Transactions Act (or "UCITA") shall not be applicable to this Agreement. Furthermore, both parties waive any and all rights arising from any such law.

11.9. Severability. If any provision of this Agreement is determined by any court of competent jurisdiction to be invalid or unenforceable, such provision shall be interpreted to the maximum extent to which it is valid and enforceable, all as determined by such court in such action, and the remaining provisions of this Agreement will, nevertheless, continue in full force and effect without being impaired or invalidated in any way.

11.10. Assignment; Successors. Neither this Agreement nor any rights or licenses granted hereunder or obligations herein may be assigned in whole or in part, by either party, and any such attempted assignment shall be void and of no effect without the prior written consent of the other party; provided, however, that such consent shall not be required if either party assigns this Agreement in connection with a sale of all or substantially all of its assets, or to another 100% member of the same affiliate Group. This Agreement shall inure to the benefit of and be binding on the heirs, legal representatives, successors, and permitted assigns of the parties.

11.11. Governing Law. This Agreement shall be governed and construed in accordance with English laws without reference to rules regarding conflicts of law. Each party irrevocably submits to the jurisdiction and venue of the English courts in any action or proceeding brought to enforce or otherwise arising out of or relating to this Agreement. The parties agree that the United Nations Convention on Contracts for the International Sale of Goods shall not be applicable to this Agreement and is disclaimed.

11.12. Survival. The provisions of Sections 2.2, 2.3, 3, 4.3, 8, 9, 11.4, 11.5, 11.9, 11.10 and this Section 11.11, as well as any other terms of this Agreement that expressly extend or by their nature should extend beyond termination or expiration of this Agreement, will survive and continue in full force and effect after any termination or expiration of this Agreement.

11.13. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

11.14. Entire Agreement. This Agreement, together with its attachments, constitutes the entire understanding and agreement between the parties with respect to the subject matter hereof and supersedes any and all prior or contemporaneous oral or written communications with respect hereto. This Agreement may not be altered, amended, or modified except by a written instrument signed by an authorised representative of each party.

11.15. Third Party Rights. Except for Associated Companies of the parties, a person who is not a party to this Agreement shall have no rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement. This clause does not affect any right or remedy of any person which exists or is available otherwise than pursuant to that Act.